SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND
 (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
(Amendment No.   4 )*

Neose Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

640522108
(CUSIP Number)

September 15, 2008 – September 30, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 640522108		13G/A	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 2,939,892(1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 2,939,892(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,939,892(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%(1)
12	TYPE OF REPORTING PERSON PN

(1) Beneficial ownership numbers are based on ownership as of September 30, 2008, the date of the last event requiring the filing of this statement.

Page 2 of 8 pages

CUSIP No. 640522108		13G/A	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 2,939,892(1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 2,939,892(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,939,892(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%(1)
12	TYPE OF REPORTING PERSON OO

(1) Beneficial ownership numbers are based on ownership as of September 30, 2008, the date of the last event requiring the filing of this statement.

Page 3 of 8 pages

CUSIP No. 640522108		13G/A	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 3,237,287(1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 3,303,887(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,303,887(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%(1)
12	TYPE OF REPORTING PERSON IN

(1) Beneficial ownership numbers are based on ownership as of September 30, 2008, the date of the last event requiring the filing of this statement.

Page 4 of 8 pages

Item 1(a).	Name of Issuer:

Neose Technologies, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

102 Rock Road, Horsham, PA 19044

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G/A (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4401 Eastgate Mall, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 640522108

Item 3.	Not applicable.

Item 4.	Ownership.

Explanatory Note: Tang Capital Partners, LP (“TCP”) held 7,472,414 shares of the Issuer’s common stock in an account at Lehman Brothers International (Europe) ("LBIE"). On September 15, 2008 LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as joint administrators (the "Joint Administrators"). The Joint Administrators have advised us that most of TCP's shares were rehypothecated. The Joint Administrators and UK counsel have further advised that LBIE's customers will not be able to recover rehypothecated shares, but instead will be entitled to a general unsecured claim with respect to such shares.  Accordingly, TCP in this filing has reduced the number of shares of the Issuer held by TCP to the extent such shares were held at LBIE. By making this filing, TCP does not waive any argument that it is entitled to recover such shares and expressly reserves such arguments.

Beneficial ownership numbers are based on beneficial ownership as of September 30, 2008, the date of the last event requiring the filing of this statement.

(a) Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the record and beneficial owner of 2,939,892 shares of Common Stock.  Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the 2,939,892 shares held of record by Tang Capital Partners. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin C. Tang.

Kevin C. Tang. Kevin C. Tang may be deemed to beneficially own 3,303,887 shares of the Issuer’s Common Stock, comprising:

●
2,939,892  shares owned of record by Tang Capital Partners, for which Tang Capital Management, of which Mr. Tang is manager, serves as general partner.  Mr. Tang shares voting and dispositive power over such shares with Tang Capital Management and Tang Capital Partners.

● 363,995 shares over which Mr. Tang has voting and/or dispositive power.

Page 5 of 8 pages

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

In addition to the foregoing shares, Tang Capital Partners holds a warrant to purchase 1,113,861 shares of the Issuer's Common Stock at an exercise price of $1.96 per share and an expiration date of March 8, 2012.

The above warrant provides that in no event shall the warrant be exercisable to the extent that the issuance of Common Stock upon exercise thereof, after taking into account the Common Stock then owned by Tang Capital Partners and its affiliates, would result in the beneficial ownership by Tang Capital Partners and its affiliates of more than 4.99% of the outstanding Common Stock (the "Issuance Limitation"). Tang Capital Partners has the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to the Issuer. The Issuance Limitation presently remains in effect with respect to such warrant and no shares are currently issuable upon exercise of such warrant. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners or any other person that it is the beneficial owner of any of the Common Stock underlying such warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

	(b)	Percent of Class:

		Tang Capital Partners		5.4%
		Tang Capital Management		5.4%
		Kevin C. Tang		6.1%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			Tang Capital Partners	0 shares
			Tang Capital Management	0 shares
			Kevin C. Tang	0 shares

		(ii)	shared power to vote or to direct the vote:

			Tang Capital Partners	2,939,892 shares
			Tang Capital Management	2,939,892 shares
			Kevin C. Tang	3,237,287 shares

		(iii)	sole power to dispose or to direct the disposition of:

			Tang Capital Partners	0 shares
			Tang Capital Management	0 shares
			Kevin C. Tang	0 shares

		(iv)	shared power to dispose or to direct the disposition of:

			Tang Capital Partners	2,939,892 shares
			Tang Capital Management	2,939,892 shares
			Kevin C. Tang	3,303,887 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Page 6 of 8 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 17, 2008

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 pages